UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2004.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File Number 333-110332

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION SALARIED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

DOMINION SALARIED SAVINGS PLAN

TABLE OF CONTENTS
Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004	4

Notes to Financial Statements	5 - 12

Supplemental Schedules as of and for the Year Ended December 31, 2004:
Form 5500, Schedule H, Item 4(i): Schedule of Assets (Held at Year End)	13

Form 5500, Schedule H, Item 4(j): Schedule of Reportable Transactions	14

REPORT OF INDENDEPENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Organization, Compensation, and Nominating Committee of the
Board of Directors of Dominion Resources, Inc. and the Trustee and Participants of the Dominion Salaried
Savings Plan
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Dominion Salaried Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia
June 8, 2005

DOMINION SALARIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31, 2004	December 31, 2003
Assets:

Participant-Directed Investments	$1,188,476,257	$1,065,479,131

Nonparticipant-Directed Investments	325,043,387	306,972,810

Receivables	420,426	1,774,650

Cash	--	43,425

Total Assets	1,513,940,070	1,374,270,016

Liabilities:

Payables for Investments Purchased	461,956	1,885,952

Administrative Expenses Payable	611,480	327,031

Other Liabilities	1,272,297	510,976

Total Liabilities	2,345,733	2,723,959

NET ASSETS AVAILABLE FOR BENEFITS	$1,511,594,337	$1,371,546,057

The accompanying notes are an integral part of the financial statements.

DOMINION SALARIED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004
Additions:
Investment Income:
Dividends	$ 21,426,479
Interest	1,206,987
Net Appreciation in Fair Value of Investments	90,097,549
Income from Master Trust	16,778,865

Total Investment Income	129,509,880

Contributions:
Participants	62,736,010
Participating Companies	20,542,234

Total Contributions	83,278,244

Total Additions	212,788,124

Deductions:
Benefits Paid to Participants	76,666,328

Total Deductions	76,666,328

NET INCREASE IN NET ASSETS BEFORE TRANSFER	136,121,796

NET TRANSFER OF PARTICIPANTS' ASSETS TO THE PLAN FROM OTHER PLANS	3,926,484

NET INCREASE	140,048,280

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	1,371,546,057

End of Year	$1,511,594,337

The accompanying notes are an integral part of the financial statements.

DOMINION SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Dominion Salaried Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. GENERAL - The Plan is a defined contribution plan covering all salaried employees of the Participating Companies (see Note 1d) who are age 18 or older. Dominion Resources, Inc. (Dominion) is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc. (a subsidiary of Dominion). Mellon Bank, N.A. serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b. CONTRIBUTIONS - A maximum of 50% of the participant's eligible earnings and 35% of highly compensated employee's eligible earnings can be invested in the Plan. Of the 35%, up to 15% can be invested on a tax-deferred basis for highly compensated employees. Participating Companies contribute a matching amount equivalent to 50% of each participant's contributions, not to exceed 3% of the participant's eligible earnings, which is used to purchase Dominion common stock. For employees who have 20 or more years of service with Dominion or its subsidiaries, the Participating Companies' matching contribution is 66.7% of each participant's contributions, not to exceed 4% of participant's eligible earnings. Contributions are subject to certain Internal Revenue Code limitations.

c. PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Participating Companies' contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

d. PARTICIPANTS - Any subsidiary of Dominion may adopt the Plan for the benefit of its qualified salaried employees subject to approval of the Dominion Board of Directors.

e. VESTING - Participants become vested in their own contributions and the earnings on these amounts immediately, and in the Participating Companies' matching contributions and earnings after three years of service. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Participating Companies' contributions.

f. INVESTMENT OPTIONS

Employee Contributions: Upon enrollment in the Plan, a participant may direct employee contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds.

The Plan provides for employee contributions to be invested in the following:

Dominion Stock Fund

Interest in Master Trust:

Dresdner Large Cap Growth Fund (Dresdner Fund)

Certus Stable Value Fund (Certus Fund)

Common/Collective Trusts:

Capital Guardian Balanced - Aggressive Growth

Capital Guardian Balanced - Conservative

Capital Guardian Balanced - Moderate

Large Cap Value Fund

Wilshire 4500 Index Fund

EB Mellon Total Return Fund

Mellon S&P 500 Index Daily Fund

Mutual Funds:

Real Estate Fund

Small Cap Value Fund

Small Cap Growth Fund

Euro Pacific Growth Fund

Company Contributions: Participating Companies matching contributions are automatically contributed into the Dominion Stock Fund. However, participants may transfer 100% of the value of their Company Match Account into another investment option at any time.

g. PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

    50% of the vested account balance or

    $50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest bearing at one percentage point above the prime rate of interest. The rate is determined every quarter; however, the rate is fixed at the inception of the loan for the life of the loan.

Participants make repayments to the Plan on a bi-monthly basis. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h. PAYMENTS OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. There were no amounts payable to participants at December 31, 2004 and 2003.

i. FLEXIBLE DIVIDEND OPTION - Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b. VALUATION OF INVESTMENTS:

(1) Dominion Stock Fund - The investments of the fund are stated at fair value based on the closing sales prices reported on the New York Stock Exchange on the last business day of the Plan year.

(2) Mutual Funds - Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(3) Common/Collective Trusts - Investments in common/collective trust funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

(4) Investment in Certus Fund - The Certus Fund invests primarily in guaranteed investment contracts, which are valued at contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

(5) Investment in Dresdner Fund - Investments in the Dresdner Fund are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year.

(6) Loans to Participants - Participant loans are valued at the outstanding loan balances.

c. INVESTMENT INCOME - Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

d. EXPENSES - The Plan's expenses are accrued as incurred and paid by the Plan, as provided by the Plan document.

e. PAYMENTS OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant's valid withdrawal request is processed by the recordkeeper.

f. TRANSFERS - Along with the Plan, Dominion also sponsors several other savings plans for employees of its subsidiaries. If participants change employment to a different covered subsidiary during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2004 net transfers from other savings plans were approximately $4 million.

g. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

h. CONCENTRATION OF INVESTMENTS - Included in the Plan's net assets available for benefits at December 31, 2004 and 2003, are investments in Dominion common stock amounting to approximately $521 million and $498 million, respectively, whose value could be subject to change based upon market conditions.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2004	December 31, 2003

Dominion Common Stock *	$324,744,503	$306,832,585
Dominion Common Stock	196,556,925	190,901,181
Interest in Certus Fund	374,782,231	352,834,791
Small Cap Value Fund	96,146,603	75,249,260
Mellon S&P 500 Index Daily Fund	151,104,264	140,184,514

*Nonparticpant-directed

During 2004, the Plan's investments (including gains and losses on investments bought and sold) appreciated in value as follows:

Investments at Fair Value:
Mutual Funds (Equity Securities)	$29,968,900
Dominion Common Stock	30,741,466

Investments at Estimated Fair Value:
Common/Collective Trust Funds	29,387,183

Total	$90,097,549

  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2004	December 31, 2003
Net Assets:

Investments:
Dominion Common Stock	$324,744,503	$306,832,585
Common/Collective Trusts	298,884	140,225

Total Investments	325,043,387	306,972,810

Receivables:
Interest	1,091	564
Securities Sold	259,101	1,093,311

Total Receivables	260,192	1,093,875

Total Assets	325,303,579	308,066,685

Liabilities:
Payables for Investments Purchased	287,776	1,162,596
Administrative Expenses Payable	5,408	--
Total Liabilities	293,184	1,162,596

NET ASSETS AVAILABLE FOR BENEFITS	$325,010,395	$306,904,089

Year Ended December 31, 2004
Changes in Net Assets:
Net Appreciation in Fair Value of Investments	$18,685,283
Dividend Income	12,254,617
Interest	7,334
Contributions	20,704,951
Benefits Paid to Participants	(11,599,422)
Administrative Expenses	(75,325)
Transfers to Participant-Directed Investments	(2,098,285)
Transfers of Participants' Assets to Other Plans	(19,772,847)

Net Increase in Net Assets	$18,106,306

5. PLAN TERMINATION

Although they have not expressed any intention to do so, the Participating Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6. PLAN INTEREST IN THE DOMINION MASTER TRUST

The Plan's investment in the Certus Fund and the Dresdner Fund are held in a Master Trust which was established for the investment of assets for the Plan and other employees benefit plans of Dominion and its subsidiaries. Mellon Bank, N.A. holds the assets of the Master Trust.

Certus Fund - As of December 31, 2004 and 2003, the Plan's interest in the net assets of the Certus Fund was approximately 60% and 59%, respectively. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following tables present the value of the undivided investments (and related investment income) in the Certus Fund:

	December 31, 2004	December 31, 2003

Guaranteed Investment Contracts (contract value)	$583,020,568	$555,629,940
Short-term Investment Fund (estimated fair value)	27,315,302	20,417,672
Corporate Debt Instruments	--	5,115,332
Registered Investment Companies	10,955,564	10,462,036
Cash	--	19,051
Interest Receivable	2,138,217	2,080,126

Total	$623,429,651	$593,724,157

Investment income for the Certus Fund is as follows:

Year Ended December 31, 2004

Interest	$27,042,404
Net appreciation in fair value of investments	514,822
Less: Investment expenses	(1,901,492)

Total	$25,655,734

The aggregate fair value of the investment contracts and short-term investments of the Certus Fund at December 31, 2004 and 2003, was approximately $635 million and $613 million, respectively. The average yield on assets on December 31, 2004 and 2003, was estimated at 4.53% and 4.90%, respectively. The average duration of investment contracts within the Certus Fund at December 31, 2004 and 2003 was 2.84 and 3.25 years, respectively. The crediting interest rates used to determine fair value for the contracts as of December 31, 2004 ranged from 2.74% to 7.26%. The crediting rates on certain of these contracts reset periodically, based upon individual contract terms, and have interest rates of not less than 0%. In the event of certain Plan-initiated events, such as premature termination of the contracts by the Plan, plant closings, layoffs, Plan termination, bankruptcy, mergers, and early retirement incentives, contracts will not be eligible for book value disbursements. Such events may cause liquidation of all or a portion of a contract at a market value adjustment.

Dresdner Fund - As of December 31, 2004 and 2003, the Plan's interest in the net assets of the Dresdner Fund was approximately 79% and 77%, respectively. Investment income and administrative expenses relating to the Dresdner Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following tables present the value of the undivided investments (and related investment income) in the Dresdner Fund:

	December 31, 2004	December 31, 2003

Dresdner Fund	$50,351,662	$48,084,699

Investment income for the Dresdner Fund is as follows:

Year Ended December 31, 2004
Interest	$ 16,389
Dividends	543,569
Net appreciation in fair value of investments	1,485,433

Total	$2,045,391

7. FEDERAL INCOME TAX STATUS

The Plan is a qualified employees' profit sharing trust and employee stock ownership plan under Sections 401(a), 401(k) and 404(k) of the Internal Revenue Code and, as such, is exempt from Federal income taxes under Section 501(a). Pursuant to Section 402(a) of the Internal Revenue Code, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on December 5, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, Dominion believes that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code.

8. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Common / Collective Trusts and a Master Trust managed by Mellon Bank. Mellon Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the Plan held 7,695,622 and 7,797,803 units, respectively, of common stock of Dominion, the sponsoring employer, with a cost basis of approximately $381 million and $368 million, respectively. During the year ended December 31, 2004, the Plan recorded dividend income of approximately $20 million.

9. SUBSEQUENT EVENT

In June 2005, the Plan approved the following changes to participant investment offerings, effective July 6, 2005: The underlying investments for the Capital Guardian Balanced - Aggressive Growth Fund, Capital Guardian Balanced - Conservative Balanced Fund, and Capital Guardian Balanced - Moderate Fund (the Balanced Funds) will be replaced. The Balanced Funds managed by Capital Guardian Trust Company will be transferred to similar balanced funds managed by Northern Trust Global Securities. In addition, the Small Cap Growth Fund's underlying investment, the RS Diversified Growth Fund, will be replaced with the Vanguard Explorer Fund.

DOMINION SALARIED SAVINGS PLAN

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2004
FORM 5500, SCHEDULE H, ITEM 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Description	Cost	Current Value
Dominion Resources, Inc. Common Stock*	$ 381,420,044	$ 521,301,428

Interest in Master Trust:
Dresdner Large Cap Growth Fund	27,228,186	39,629,094
Certus Stable Value Fund*	309,378,521	374,782,231

	336,606,707	414,411,325

Common/Collective Trusts:
EB Temporary Investment Fund	2,021,320	2,021,320
Capital Guardian Balanced - Aggressive Growth	19,628,390	24,488,939
Capital Guardian Balanced - Conservative	6,724,285	7,681,201
Capital Guardian Balanced - Moderate	49,747,119	61,672,196
Large Cap Value Fund	19,623,392	22,534,842
Wilshire 4500 Index Fund*	19,756,877	24,599,092
EB Mellon Total Return Fund*	20,321,051	22,766,013
Mellon S&P 500 Index Daily Fund*	121,436,573	151,104,264

	259,259,007	316,867,867

Mutual Funds:
Real Estate Fund	27,939,749	35,185,133
Small Cap Value Fund	77,041,485	96,146,603
Small Cap Growth Fund	54,071,952	59,891,468
Euro Pacific Growth Fund	39,861,087	48,782,579

	198,914,273	240,005,783

Loans to Participants	20,933,241	20,933,241

TOTAL ASSETS HELD FOR INVESTMENT	$1,197,133,272	$1,513,519,644

* A party-in-interest as defined by ERISA

DOMINION SALARIED SAVINGS PLAN

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2004
FORM 5500, SCHEDULE H, ITEM 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS

Single Transactions in Excess of Five Percent of Plan Assets

There were no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets

Shares/ Par Value	Security Description	Transaction Expense	Cost of Purchases	Proceeds From Sales	Costs of Assets Disposed	Gain/ Loss

1,193,625	Dominion Resources, Inc Common Stock*	$ -	$76,468,839	$ -	$ -	$ -
1,272,507	Dominion Resources, Inc Common Stock*	-	-	82,177,603	61,451,402	20,726,201
49,763,622	EB Temporary Investment Fund	-	49,763,622	-	-	-
47,742,302	EB Temporary Investment Fund	-	-	47,742,302	47,742,302	-

* A party-in-interest as defined by ERISA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION SALARIED SAVINGS PLAN (name of plan)

/s/ Anne M. Grier Anne M. Grier Chairman, Dominion Resources, Inc. Administrative Benefits Committee

Date: June 14, 2005